THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO RULE 901(D) OF REGULATION S-T

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  5)*


                        The Growth Fund of Spain, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   399877109
-------------------------------------------------------------------------------
                                (CUSIP Number)

                               John C. Reynolds
                         Cargill Financial Markets PLC
                    Knowle Hill Park, Fairmile Lane, Cobham
                                Surrey KT11 2PD
                                United Kingdom
                                44-193-286-1000
-------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Communications)
                               October 27, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 399877109                                     Page 2 of 21 Pages
-------------------                             --------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Cargill Financial Markets PLC
             Knowle Hill Park, Fairmile Lane, Cobham
             Surrey KT11 2PD, United Kingdom
             I.R.S. I.D. No.: None
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)[ ]  (b)[ ]
---------------------------------------------------------------------
3  SEC USE ONLY
---------------------------------------------------------------------
4  SOURCE OF FUNDS*

   WC  (See Item 3 of attached Schedule 13D Statement)
---------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

                         United Kingdom
---------------------------------------------------------------------
     NUMBER OF       7   SOLE VOTING POWER
      SHARES
---------------------------------------------------------------------
   BENEFICIALLY      8   SHARED VOTING POWER
       OWNED             1,544,900
---------------------------------------------------------------------
      BY EACH        9   SOLE DISPOSITIVE POWER
    REPORTING
---------------------------------------------------------------------
      PERSON        10   SHARED DISPOSITIVE POWER
       WITH              1,544,900
---------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON

        1,544,900
---------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES*                              [ ]
---------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.34%
---------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

             CO
---------------------------------------------------------------------

                                    2 of 21

                                  SCHEDULE 13D

CUSIP No. 399877109                                     Page 3 of 21 Pages
-------------------                             --------------------------------


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Cargill Holdings
             Knowle Hill Park, Fairmile Lane, Cobham
             Surrey KT11 2PD, United Kingdom
             98-0157383
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
---------------------------------------------------------------------
3  SEC USE ONLY

---------------------------------------------------------------------
4  SOURCE OF FUNDS*

          WC  (See Item 3 of attached Schedule 13D Statement)
---------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

          United Kingdom
---------------------------------------------------------------------
NUMBER OF       7       SOLE VOTING POWER
SHARES
---------------------------------------------------------------------
BENEFICIALLY    8       SHARED VOTING POWER
OWNED
                        1,544,900
---------------------------------------------------------------------
BY EACH         9       SOLE DISPOSITIVE POWER
REPORTING
---------------------------------------------------------------------
PERSON         10       SHARED DISPOSITIVE POWER
WITH
                        1,544,900
---------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,544,900
---------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                              [ ]
---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.34%
---------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

          CO
---------------------------------------------------------------------

                                    3 of 21

                                  SCHEDULE 13D

CUSIP No. 399877109                                     Page 4 of 21 Pages
-------------------                             --------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Cargill Financial Services Corporation
             6000 Clearwater Drive
             Minnetonka, MN  55343-9497
             41-1492786
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]  (b) [ ]
---------------------------------------------------------------------
3  SEC USE ONLY
---------------------------------------------------------------------
4  SOURCE OF FUNDS*

          WC  (See Item 3 of attached Schedule 13D Statement)
---------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
---------------------------------------------------------------------
NUMBER OF       7   SOLE VOTING POWER
SHARES
---------------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED
                    1,544,900
---------------------------------------------------------------------
BY EACH         9   SOLE DISPOSITIVE POWER
REPORTING
---------------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER
WITH
                    1,544,900
---------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,544,900
---------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                             [ ]
---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.34%
---------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

          CO
---------------------------------------------------------------------

                                    4 of 21

                                  SCHEDULE 13D

CUSIP No. 399877109                                     Page 5 of 21 Pages
---------------------------                      -------------------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Cargill, Incorporated
             15407 McGinty Road West
             Wayzata, MN  55391-2399
             41-0177680
---------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]  (b) [ ]
---------------------------------------------------------------------
3  SEC USE ONLY
---------------------------------------------------------------------
4  SOURCE OF FUNDS*

          WC  (See Item 3 of attached Schedule 13D Statement)
---------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
---------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
---------------------------------------------------------------------
NUMBER OF       7   SOLE VOTING POWER
SHARES
---------------------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED
                    1,544,900
---------------------------------------------------------------------
BY EACH         9   SOLE DISPOSITIVE POWER
REPORTING
---------------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER
WITH
                    1,544,900
---------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,544,900
---------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                             [ ]
---------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.34%
---------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

          CO
---------------------------------------------------------------------

                                    5 of 21

                             SCHEDULE 13D STATEMENT
                                  AMENDMENT #5

         Item 1.  Security and Issuer

         This statement on Schedule 13D (the "Statement") relates to the shares of common stock (the "Shares") of The Growth Fund of Spain, Inc. ("the Issuer"). The Issuer is a Maryland corporation and has its principal executive offices located at 120 South LaSalle Street, Chicago, IL 60603.

         Item 2.  Identity and Background

         (a)      This statement is being filed by the following persons:
                  (i) Cargill Financial Markets PLC, a public limited company, formed and organized under the laws of England and Wales ("CFM PLC"), which is a wholly-owned subsidiary of Cargill Holdings; and
                  (ii) Cargill Holdings, an unlimited company formed and organized under the laws of England and Wales ("Cargill Holdings"), which is, directly and indirectly, a wholly-owned subsidiary of Cargill, Incorporated; and
                  (iii) Cargill Financial Services Corporation, a Delaware corporation ("CFSC"), which is a wholly-owned subsidiary of Cargill, Incorporated; and
                  (iv)     Cargill, Incorporated, a Delaware corporation.

         Each of the persons listed in (i) to (iv) above is hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 1,544,900 Shares or approximately 9.34% of the outstanding Shares within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

         Neither the filing of this Statement nor any of its contents shall be construed as an admission that the directors or executive officers of the Reporting Persons are beneficial owners of any of the Shares, either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         (b), (c), (f) The address of CFM PLC and Cargill Holdings is Knowle Hill Park, Fairmile Lane, Cobham, Surrey KT11 2PD, United Kingdom. The principal business of CFM PLC is financial trading and investment activities. The principal business of Cargill Holdings is acting as a holding company for CFM PLC and a significant part of Cargill, Incorporated's other business interests in the United Kingdom.

         The address of CFSC is 6000 Clearwater Drive, Minnetonka, MN 55343-9497. The principal business of CFSC is financial trading and investment activities, conducted on a proprietary basis. The address of Cargill, Incorporated is 15407 McGinty Road

                                    6 of 21

West, Wayzata, MN 55391-2399. The principal business of Cargill, Incorporated is the international marketing and processing of agricultural, industrial and financial commodities.

         The name, address, citizenship and present principal occupation or employment, and the name, address and principal business of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of the Reporting Persons are set forth on Exhibit A attached hereto and incorporated herein by reference.

         (d) During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons knowledge, none of the persons named on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons' knowledge, none of the persons named on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in, and was and is not subject to, a judgment, decree or final order against it enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.  Source and Amount of Funds or Other Consideration

         The source of funds for all purchases of the Shares acquired by the Reporting Persons was working capital.

         Item 4.  Purpose of Transaction

         An aggregate of 138,500 Shares were purchased for investment purposes on October 16, 1998, increasing the Reporting Persons holdings by more than 1%.

         The Reporting Persons from time to time evaluate their investments and, based on such evaluation, may determine to acquire or dispose of Shares. The Reporting Persons do not have any present plans that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The amount and timing of any additional purchases or sales of Shares will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition and prospects of the Fund and general economic, financial market and industry conditions.

                                    7 of 21

         Item 5.  Interest in Securities of the Issuer

         (a) As of the date hereof, the Reporting Persons beneficially owned 1,544,900 Shares, constituting approximately 9.34% of the outstanding Shares based upon information provided by Bloomberg. To the best of the Reporting Persons knowledge, except as set forth herein, none of the persons listed on Exhibit A hereto beneficially owns any Shares.

         (b) CFM PLC presently has the power, and Cargill Holdings, CFSC and Cargill, Incorporated may be deemed to share the power, to vote and dispose of 1,544,900 Shares.

         (c) Exhibit B hereto contains information as to all transactions in the Shares effected during the past 60 days by the Reporting Persons. All of the purchases reflected on Exhibit B were made for cash in open market transactions. Except as set forth on Exhibit B, within the past 60 days, the Reporting Persons did not effect any transactions in the Shares. To the best of the Reporting Persons' knowledge, except as set forth herein, none of the persons listed on Exhibit A hereto has purchased or sold any Shares during the past 60 days.

         (d) No person other than CFM PLC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

         (e) Not applicable.

         Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

         Except as set forth above, none of the Reporting Persons and (to the best of the Reporting Persons' knowledge) none of the persons named in Exhibit A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

         Item 7.  Material to be Filed as Exhibits

         Exhibit A: List of Executive Officers and Directors of CFM PLC, Cargill Holdings, CFSC and Cargill, Incorporated.

         Exhibit B: Transactions in the Shares by the Reporting Persons in the past 60 days.

         Signature page follows.

                                    8 of 21

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                  CARGILL FINANCIAL MARKETS PLC


                                  By:__________________________________
                                        John C. Reynolds
                                        Secretary


                                  CARGILL HOLDINGS


                                  By:__________________________________
                                        John C. Reynolds
                                        Secretary


                                  CARGILL FINANCIAL SERVICES
                                  CORPORATION


                                  By:__________________________________
                                        Timothy S. Clark
                                        Vice President


                                  CARGILL, INCORPORATED


                                  By:__________________________________
                                       Linda Cutler
                                       Vice President, Assistant General Counsel
                                       & Assistant Secretary, Administrative
                                       Division

Dated: October 27, 1998

                                    9 of 21

                                    EXHIBIT A
                                    ---------

                          CARGILL FINANCIAL MARKETS PLC

Directors
---------
David P.L. Corridan                                 Director
Jacobus Gerardus De Jong                            Director
Jeremy Llewelyn                                     Director
John E. Osborn                                      Director
John C. Reynolds                                    Director
Paul J. Tiller                                      Director

Officers
--------
David P.L. Corridan                                 Managing Director
Jane Fuller                                         Secretary
Anne Lederer                                        Secretary
John C. Reynolds                                    Secretary

                                    10 of 21

                                    EXHIBIT A
                                    ---------

                              CARGILL HOLDINGS (UK)

Directors
---------
Paul D. Conway                                      Director
Peter A.J. Peyton                                   Director
John C. Reynolds                                    Director
Paul J. Tiller                                      Director

Officers
--------
John C. Reynolds                                    Joint Secretary

                                    11 of 21

                                    EXHIBIT A
                                    ---------

                     CARGILL FINANCIAL SERVICES CORPORATION

Directors
---------
Robert L. Lumpkins                                  Director
Ernest S. Micek                                     Director
Michael B. Moore                                    Director
Gregory R. Page                                     Director
William W. Veazey                                   Director

Officers
--------
Michael B. Moore                                    President
Jeffery D. Leu                                      Executive Vice President
David W. MacLennan                                  Executive Vice President
Wendell Spence                                      Executive Vice President
Robert A. Kruchoski                                 Senior Vice President
Guilherme Schmidt Netto                             Senior Vice President
Bruce H. Barnett                                    Vice President
Robert D. Beach                                     Vice President
Timothy S. Clark                                    Vice President
Craig A. Ekegren                                    Vice President
Anthony J. Farraj                                   Vice President
Martin Guyot                                        Vice President
Thomas F. Haller, Jr.                               Vice President
Patrick J. Halloran                                 Vice President
Ian M.C. Kerr                                       Vice President
Stephen R. Lindo                                    Vice President
J. Kirk Ogren, Jr.                                  Vice President
Kim M. Okerstrom                                    Vice President
Jeffrey A. Parker                                   Vice President
Steven C. Pumilia                                   Vice President
Frank Mor Ravndal, Jr.                              Vice President
Paul A. Richardson                                  Vice President
Debroah J. Theisen                                  Vice President
Linda L. Cutler                                     Secretary
William W. Veazey                                   Treasurer
Sheri J. Bandle                                     Assistant Vice President
Daniel G. Brian                                     Assistant Vice President
Ann M. Burke                                        Assistant Vice President
Jeffrey A. Carlson                                  Assistant Vice President
Shane F. Cotner                                     Assistant Vice President
Mark T. Guidinger                                   Assistant Vice President
Greggory S. Haugen                                  Assistant Vice President
Tara Jensen                                         Assistant Vice President

                                    12 of 21

Renee A. Kessler                                    Assistant Vice President
Mary L. Kurth                                       Assistant Vice President
Christl H. Larson                                   Assistant Vice President
Christopher T. Pears                                Assistant Vice President
Beth C. Spoonland                                   Assistant Vice President
Joseph M. Wagner                                    Assistant Vice President
Anne E. Carlson                                     Assistant Secretary
Henry W. Gjersdal, Jr.                              Assistant Secretary
Patrice H. Halbach                                  Assistant Secretary
Jeanne Y. Smith                                     Assistant Secretary
Laura H. Witte                                      Assistant Secretary

                                    13 of 21

                                    EXHIBIT A
                                    ---------

                              CARGILL, INCORPORATED

Directors
---------
Michael H. Armacost                          Director
F. Guillaume Bastiaens                       Director
Michael R. Bonsignore                        Director
Austen S. Cargill II, Ph.D.                  Director
Livio D. DeSimone                            Director
Richard M. Kovacevich                        Director
Marianne C. Liebmann                         Director
Robert L. Lumpkins                           Director
John H. MacMillan IV                         Director
David D. MacMillan                           Director
William B. MacMillan                         Director
Ernest S. Micek                              Director
David W. Raisbeck                            Director
Warren R. Staley                             Director
Michael W. Wright                            Director
W. Duncan MacMillan                          Senior Advisory Director
Whitney MacMillan                            Senior Advisory Director

Corporate Officers
------------------
Ernest S. Micek               Chairman of the Board & Chief Executive Officer
Warren R. Staley              President and Chief Operating Officer
Robert L. Lumpkins            Vice Chairman of the Board and Chief Financial
                               Officer
F. Guillaume Bastiaens        Vice Chairman of the Board
David W. Raisbeck             Executive Vice President
Daniel R. Huber               President, Asia/Pacific Sector
Gregory R. Page               Corporate Vice President and Sector President
James D. Moe                  Corporate Vice President, General Counsel and
                               Secretary
Austen S. Cargill II, Ph.D.   Corporate Vice President, Research and
                               Development
Ronald L. Christenson         Corporate Vice President and Chief Technology
                               Officer
Galen G. Johnson              Corporate Vice President and Controller
Robbin S. Johnson             Corporate Vice President, Public Affairs
Nancy P. Siska                Corporate Vice President, Human Resources
Lloyd B. Taylor               Corporate Vice President, Information Technology
Tyrone K. Thayer              Corporate Vice President, Worldwide Cargill Foods
                               and Procurement
William W. Veazey             Corporate Vice President and Treasurer

                                    14 of 21

ELECTED OFFICERS
----------------
Fredric W. Corrigan          President, Agriculture-Biosciences Group
Richard D. Frasch            President, Animal Nutrition Division
John E. Geisler              President, Dry Milling
Brian F. Hill                President, Worldwide Seed
Gary W. Jarrett              President, Cargill Energy
Peter A. Kooi                President, World Grain Trading Group
David M. Larson              President, Animal Nutrition and Poultry Group
John D. March                President, World Oilseeds Processing Group
Henricus M. Mathot           President, Fertilizer
Gary W. Mize                 President, Cargill Juice
Michael B. Moore             President, Financial Markets Group
Robert R. Parmelee           President, Biosciences
Guy R. Shoemaker             President, North American Flour Milling
Frank L. Sims                President, North American Grain
Charles L. Sullivan          President, Salt
James T. Thompson            President, Cargill Steel Group
Michael A. Urbanic           President, North American Corn Milling
Norman Hay                   Co-President, Cargill-Monsanto Joint Venture
Lawrence F. DeWitt           Senior Vice President, Latin America Sector

APPOINTED OFFICERS
------------------
Bruce H. Barnett             Vice President, Tax & General Tax Counsel,
                              Administrative Division
John I. Bjelland             Vice President, Information Technology, Agriculture
                              Group and Cargill Grain Division
Joseph P. Botos              Vice President, Administrative Division
William C. Britt             Vice President, Administrative Division
Charles A. Clogston          Vice President, Controller, Administrative Division
Linda L. Cutler              Vice President, Assistant General Counsel &
                              Assistant Secretary, Administrative Division
James A. Guyre               Vice President, Controller, Administrative Division
James N. Haymaker            Vice President, Strategy and Business Development,
                              Administrative Division
H. Jed Hepworth              Latin American General Counsel, Administrative
                              Division
Alistair D. Jacques          Vice President, Corporate Information Technology
                              Operations, Administrative Division
Stephen D. Laing             Vice President, Controller, Administrative Division
Ronald L. Laumbach           Vice President and North American General
                              Counsel, Administrative Division
William P. Miller, Jr.       Vice President, Controller, Administrative Division
R. Kent Norby                Vice President, Human Resources, Administrative
                              Division

                                    15 of 21

Richard J. Peters            Vice President, Director of Worldwide Audit,
                              Administrative Division
Bonnie E. Raquet             Vice President, Public Affairs, Administrative
                              Division
Daniel v.O. Slingeland       Vice President and Assistant Treasurer,
                              Administrative Division
Linda L. Thrane              Vice President, Public Affairs, Administrative
                              Division
William L. Varner            Vice President, Administrative Division
Dennis E. Walters            Vice President and Controller, Administrative
                              Division
Petrus Zaal                  Vice President, Administrative Division

Orland D. Thorbeck           Controller, Human Resources, Administrative
                              Division

Nancy L. Ballsrud            Assistant Vice President, Corporate Treasury &
                              Assistant Treasurer, Administrative Division
Ronald G. Dudley             Assistant Vice President, Strategy and Business
                              Development Department, Administrative Division
Brian L. Foltz               Assistant Vice President, Insurance, Administrative
                              Division
Henry W. Gjersdal, Jr.       Assistant Vice President, Tax & Assistant General
                              Tax Counsel, Administrative Division
Patrice H. Halbach           Assistant Vice President, Tax & Assistant General
                              Tax Counsel, Administrative Division
W. Brendan Harrington        Assistant Vice President, Public Affairs,
                              Administrative Division
James S. Hield               Assistant Vice President, Public Affairs,
                              Administrative Division
Fred B. Lafferty             Assistant Vice President, Corporate Security,
                              Administrative Division
John J. McCabe               Assistant Vice President, Office Services,
                              Administrative Division
Jeanne E. McCaherty          Assistant Vice President, Central Research,
                              Administrative Division
H. S. Muralidhara            Assistant Vice President, Administrative Division
M. Stephanie Patrick         Assistant Vice President, Public Affairs,
                              Administrative Division
Daniel R. Pearson            Assistant Vice President, Public Affairs,
                              Administrative Division
Carol H. Pletcher            Assistant Vice President, Corporate Quality,
                              Administrative Division
Felix A. Ricco               Assistant Vice President, Human Resources,
                              Administrative Division

                                    16 of 21

James M. Wallace             Assistant Vice President, Corporate Marketing
                              Communications, Administrative Division

Jeanne Y. Smith              Assistant Secretary, Administrative Division
Tracy L. Wessel              Assistant Secretary, Administrative Division

David B. Braden              Assistant Treasurer, Administrative Division
Jayme D. Olson               Assistant Treasurer, Administrative Division
Daryl L. Wikstrom            Assistant Treasurer, Administrative Division

Jerry D. Havemann            Vice President, Information Technology, Animal
                              Nutrition and Meat Sector
Jerome D. Leising            Vice President, Animal Nutrition and Meat Sector

Thomas L. Fritz              Senior Vice President, Animal Nutrition Division
Douglas J. Barisnky          Vice President, Animal Nutrition Division
Kenneth E. Ekstrom           Vice President, Animal Nutrition Division
H. Terry Olson               Vice President, Animal Nutrition Division
George M. Kemp               Controller, Animal Nutrition and Poultry Group

William A. Buckner           President, Worldwide Beef, Red Meat Group
George J. Kwasniak           Controller, Red Meat Group

Hugh B. Guill                Senior Vice President, Worldwide Poultry
Lee B. Skold                 Senior Vice President, Worldwide Poultry
Paul E. Lawrence             Vice President, North American Turkeys
John J. O'Carroll            Vice President, Worldwide Poultry & President,
                              North American Turkeys
Jerry R. Rose                Vice President, Worldwide Poultry
Richard T. Wyatt             Vice President, North American Turkeys
Glenda R. Hoogland           Controller, North American Feed
Deryle G. Oxford             Assistant Vice President, North American Turkeys
Andrew B. Southerly          Assistant Vice President, North American Turkeys

David L. Gabriel             Senior Vice President, Cargill Energy Division
Aaron R. Markley             Senior Vice President, Cargill Energy Division
Dennis D. Bowersox           Assistant Vice President, Cargill Energy Division
Donald A. Dietrich           Assistant Vice President, Cargill Energy Division
Bryan D. Price               Assistant Vice President, Cargill Energy Division
Robert H. Takvorian          Assistant Vice President, Cargill Energy Division

Peter W. Reed                Senior Vice President, North American Grain
William J. Burns             Vice President, North American Grain
Gary E. Dahl                 Vice President, North American Grain
Daniel P. Dye                Vice President, North American Grain

                                    17 of 21

William M. Hale              Vice President, North American Grain
James T. Prokopanko          Vice President, North American Grain
James T. Sutter              Vice President, North American Grain
Donald H. Vogt               Vice President, North American Grain
Karen R. Polzin              Controller, North American Grain
Richard R. Calhoun           Assistant Vice President, North American Grain
Donald A. Hilger             Assistant Vice President, North American Grain
Daniel W. Ruiter             Assistant Vice President, North American Grain
Steven A. Smalley            Assistant Vice President, North American Grain

David E. Dines               Vice President, Commodity Risk Management
                              Products Department
Brent C. Bechtle             Assistant Vice President, Commodity Risk
                              Management Products Department
Jeffrey M. Goldstein         Assistant Vice President, Commodity Risk
                              Management Products Department
Jeffrey C. Seeley            Assistant Vice President, Commodity Risk
                              Management Products Department

Robert J. Mann               President, Ferrous International Department,
                              Cargill Steel
Joseph D. Lea                Vice President, Steel and Wire Department,
                              Cargill Steel
Jean A. Lhermitte            Vice President, Ferrous International Department,
                              Cargill Steel
Larry H. Virtue              Vice President, Steel and Wire Department,
                              Cargill Steel
Bruce K. Lanske              Controller, Steel and Wire Department, Cargill
                              Steel

Kenneth M. Mooney            Vice President and General Manager, Coffee
                              Department
John W. Bunker               Vice President, Coffee Department
Barry J. Burnett             Controller, Coffee Department

James A. Madich              Vice President, Dry Milling Division
Scott J. Montgomery          Vice President, Dry Milling Division
Gary Q. Yee                  Vice President, Dry Milling Division
Thomas P. Abrahamson         Assistant Vice President, Dry Milling Division
Alex B. Cory                 Assistant Vice President, Dry Milling Division
George J. Schember           Assistant Vice President, Dry Milling Division
H. Rex Winter                Assistant Vice President, Dry Milling Division
Roy S. Alexander             Controller, North American Flour Milling

Joseph M. Hausback           Senior Vice President, Fertilizer Division
William N. Bastian           Vice President, Fertilizer Division

                                    18 of 21

Thomas S. Charette          Vice President, Fertilizer Division
Donald R. Clark             Vice President, Fertilizer Division
Corrine D. Ricard           Vice President, Fertilizer Division
Patricia E. Rogers          Vice President, Fertilizer Division
Burnis L. Wilhelm           Vice President, Fertilizer Division
Les J. Wright               Controller, Fertilizer Division
Robert L. Hesse             Assistant Vice President, Fertilizer Division
Michael R. Rahm             Assistant Vice President, Fertilizer Division
Brent A. Shonka             Assistant Vice President, Fertilizer Division
Richard A. Sunderland       Assistant Vice President, Fertilizer Division

Douglas R. Linder           Vice President, Cargill Foods

Hendrikus L. DeBeer         Controller, Malt Division

Gordon K. Adkins            Vice President, North American Corn Milling Division
Patrick E. Bowe             Vice President, North American Corn Milling Division
E. Thomas Erdmann III       Vice President, North American Corn Milling Division
William M. Gruber           Vice President, North American Corn Milling Division
Robert A. Hovden            Vice President, North American Corn Milling Division
Douglas E. Punke            Vice President, North American Corn Milling Division
Robert E. Siegert           Vice President, North American Corn Milling Division
R. Creager Simpson          Vice President, North American Corn Milling Division
Jack M. Staloch             Vice President, North American Corn Milling Division
Douglas J. Fick             Controller, North American Corn Milling Division
Dale E. Cox                 Assistant Vice President, North American Corn
                             Milling Division
John K. Gingery             Assistant Vice President, North American Corn
                             Milling Division
Larry J. Hobbs              Assistant Vice President, North American Corn
                             Milling Division
Aswhin M. Madia             Assistant Vice President, North American Corn
                             Milling Division
Brian E. Silvey             Assistant Vice President, North American Corn
                             Milling Division
William D. Trecker          Assistant Vice President, North American Corn
                             Milling Division
William C. Winetroub        Assistant Vice President, North American Corn
                             Milling Division

Daryl E. Hatfield           Controller, Peanut Department

William C. Britt            Vice President, Salt Division
Gifford A. Howarth          Vice President, Salt Division
Gerald O. Rohlfsen          Vice President, Salt Division

                                    19 of 21

Gerald J. Thornton, Jr.      Vice President, Salt Division
Michael G. Venker            Vice President, Salt Division
Gregory M. Wold              Vice President, Salt Division
Lawrence L. Overstreet       Controller, Salt Division
Catherine A. Hay             Assistant Vice President, Salt Division
Micheal D. Lane              Assistant Vice President, Salt Division
Michael A. Lilly             Assistant Vice President, Salt Division
Michael R. Schmit            Assistant Vice President, Salt Division

John M. Buman                Vice President, Seed Division
Vernon E. Gracen, Jr.        Vice President, Seed Division
William R. Rouse             Vice President, Seed Division
Michael J. Hall              Controller, Worldwide Seed

Patrick C. Bennett           Assistant Vice President, Sugar Department

Dale A. Fehrenbach           Vice President, Plant Operations and Engineering,
                              Trading Sector
William L. Varner            Controller, Trading Sector

Mark R. Schulze              Vice President, World Oilseeds Processing Group
Hershel R. Austin            Vice President, North American Oilseed
                              Processing Division
Martin G. Dudley             Vice President, North American Oilseed
                              Processing Division
Willis M. Gillett            Vice President, North American Oilseed
                              Processing Division
Hector Orlando Marsili       Vice President, North American Oilseed
                              Processing Division
Ian C. Purtle                Vice President, North American Oilseed
                              Processing Division
Francis W.I. Van Doninck     Controller, North American Oilseed
                              Processing Division
Douglas J. Collison          Assistant Vice President, North American Oilseed
                              Processing Division
William A. Lowe, Jr.         Assistant Vice President, North American Oilseed
                              Processing Division
Norman R. Spaeth             Assistant Vice President, North American Oilseed
                              Processing Division
Maureen M. Dolan             Assistant Controller, North American Oilseeds

Nicholas A. Emanuel          Vice President, Cargill Juice
Charles O. Rankins           Controller, Cargill Juice
Jack H. Huston               Assistant Vice President, Cargill Juice

Howard J. Bohlander, Jr.     Vice President and General Manager, Latin American
                              Grain, World Grain Trading Group

                                    20 of 21

                                   EXHIBIT B
                                   ---------

                                    GSTRADE


Trade Date   Qty/Par      Price       Principal    Commission    Net Cash   Tran Type   Tran Id  Sts

 981015      7,600.00     20.1184     152899.84         456     153,355.84       B       352185   CP
 981016     31,000.00     20.9556      649623.6        1860     651,483.60       B       352404   CP
 981014     15,500.00     19.9867     309793.85         930     310,723.85       B       351914   CP
 981009     27,100.00     18.8496     510824.16        1626     512,450.16       B       351364   CP
 981006      2,500.00      19.125       47812.5         150      47,962.50       B       350826   CP
 981005      1,500.00     18.6875      28031.25          90      28,121.25       B       350614   CP
 981002      5,000.00      18.125         90625         300      90,925.00       B       350506   CP
 981001      7,900.00     18.5459     146512.61         474     146,986.61       B       350089   CP
 980929      1,200.00     19.7813      23737.56          72      23,809.56       B       349673   CP
 980928      5,000.00      19.875         99375         300      99,675.00       B       349490   CP
 980928      1,600.00     19.9375         31900          96      31,802.93       S       349491   CP
 980925      1,000.00     19.4375       19437.5          60      19,497.50       B       349275   CP
 980923      1,100.00     19.6364      21600.04          66      21,666.04       B       348640   CP
 980917      5,500.00     19.4375     106906.25         330     106,572.68       S       347816   CP
 980916      1,000.00     19.5625       19562.5          60      19,622.50       B       347502   CP
 980915     10,200.00      19.125        195075         612     195,687.00       B       347077   CP
 980914     25,000.00      19.125        478125        1500     479,625.00       B       346773   CP
 980911     14,100.00     18.4069     259537.29         846     260,383.29       B       346309   CP
 980903      2,500.00     18.9625      47406.25         150      47,556.25       B       344088   CP
 980901      2,000.00       18.75         37500         120      37,620.00       B       343233   CP
 980828     12,800.00     18.7781     240359.68         768     241,127.68       B       342701   CP
 980827     46,000.00     18.7989      864749.4        2760     867,509.40       B       342283   CP
 980826     19,400.00     19.7552     383250.88        1164     384,414.88       B       341798   CP
 980825     10,000.00      21.125        211250         600     210,642.95       S       341322   CP
 980824     20,600.00     20.0607     413250.42        1236     414,486.42       B       340897   CP
 980821     21,200.00     20.3939     432350.68        1272     433,622.68       B       340579   CP
 980818      1,000.00     21.2688       21268.8          60      21,328.80       B       339878   CP
 980817      1,100.00          21         23100          66      23,166.00       B       339663   CP


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